

02005893

VP 3-4-02

NITED STATES
D EXCHANGE COMMISSION
...hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 BROAD STREET
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-227-4300 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB &SUSSMAN CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02 SS

OATH OR AFFIRMATION

I, ROBERT MALONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public
Carolyn B. Bergen
My Commission Expires
September 3, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINSLOW, EVANS & CROCKER, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying statement of financial condition of Winslow, Evans & Crocker, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winslow, Evans & Crocker, Inc., as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Norwood, Massachusetts
February 14, 2002

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 6,228
Deposits with clearing organizations	100,000
Receivable from broker-dealers and clearing organizations	457,790
Marketable securities	152,452
Due from related entity	175,419
Furniture and equipment, at cost, less accumulated depreciation of $72,469	65,012
Deferred tax asset	41,391
Other assets	35,439
	$ 1,033,731

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 305
Commissions payable	91,940
Accounts payable, accrued expenses, and other liabilities	105,982
	198,227
Commitments and contingent liabilities:	
Subordinated borrowings	100,000
Stockholders' equity:	
Common stock, Class A, No par value, 200,000 shares authorized, 8,262 shares issued and outstanding	8,620
Common stock, Class B, No par value, 100,000 shares authorized, 762 shares issued and outstanding	18,960
Additional paid-in capital	774,706
Retained earnings (deficit)	(66,782)
Total Stockholders' Equity	735,504
	$ 1,033,731

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 2,176,851
Principal transactions	4,372
Interest and dividends	25,873
	2,207,096
Expenses:	
Employee compensation and benefits	509,173
Floor brokerage, exchange and clearance fees	1,409,589
Interest	22,107
Occupancy	98,801
Other expenses	342,553
	2,382,223
Loss before income taxes	(175,127)
Provision for income taxes (benefit)	(38,331)
Net loss	$ (136,796)

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock Class A	Common Stock Class B	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 8,620	$ 18,960	$ 672,507	$ 70,014	$ 770,101
Net loss				(136,796)	(136,796)
Additions of capital			102,199		102,199
Balance at December 31, 2001	$ 8,620	$ 18,960	$ 774,706	$ (66,782)	$ 735,504

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVAN & CROCKER, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ 100,000
Increases:	
	-
Subordinated borrowings at December 31, 2001	$ 100,000

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (136,796)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	26,968
Increase in Deposits with clearing organizations	(25,000)
Decrease in Receivable from broker-dealers	77,103
Increase in Marketable securities	(29,180)
Decrease in Due from related entity	14,221
Increase in Other assets	(26,769)
Decrease in Payable to broker-dealers and clearing organizations	(80,260)
Increase in Commissions payable	64,301
Increase in Accounts payable, accrued expenses	48,123
Total adjustments	69,507
Net cash used for operating activities	(67,289)
Cash flows from investing activities	
Purchase of equipment	(21,614)
Cash flows from financing activities	
Proceeds from capital additions, net	102,199
Net increase in cash	13,296
Cash at January 1, 2001	(7,068)
Cash at December 31, 2001	$ 6,228

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.

Notes To Financial Statements

For the Year Ended December 31, 2001

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company began operations April 15, 1992, it conducts its broker/dealer business with customers through another broker/dealer on a fully disclosed basis. Related commission revenue and expenses are recorded on a trade date basis.

Securities transactions of the Company are recorded on a trade date basis.

Marketable Securities:

Marketable securities are valued at market, with the resulting difference between cost and market value included in income. For the year ended December 31, 2001 there were unrealized gains of $4,735.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to income as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

WINSLOW, EVANS & CROCKER, INC.

Notes To Financial Statements, Continued

For the Year Ended December 31, 2001

NOTE 2 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $466,162 at December 31, 2001, which exceeded required net capital of $100,000 by $366,162. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 42.52%.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has advanced $175,419 to Fin-Net Corporation, a related company. Fin-Net Corporation owns 20% of the stock in this Company.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable consists of the following at December 31:

Note to Fin-Net Corporation, uncollateralized, subordinated under Rule 15c3-1, interest is payable annually, based on simple interest of 7% of principal due in December 2002.	$100,000

Indebtedness at December 31, 2001 matures as follows:

Year	Principal Amount
2002	$100,000

The fair value of the note payable approximates the carrying value.

WINSLOW, EVANS & CROCKER, INC.

Notes To Financial Statements, Continued

For the Year Ended December 31, 2001

NOTE 5 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carry all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences existing in the recognition of unrealized gains and losses on investments for tax and financial statement purposes, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
State	$ 1,669
Deferred tax expense (benefit)	
Federal	(22,500)
State	(17,500)
Total	(40,000)
Income tax expense (benefit)	$(38,331)

WINSLOW, EVANS & CROCKER, INC.

Notes To Financial Statements, Continued

For the Year Ended December 31, 2001

NOTE 7 – PROPERY AND EQUIPMENT

As of December 31, 2001 major classed of property and equipment consisted of the following:

Computer equipment	$ 65,331
Furniture and fixtures	72,150
	137,481
Less: Accumulated depreciation	72,469
	$ 65,012

Depreciation expense for 2001 was $26,968.

NOTE 8 – LONG TERM LEASES

The Company leases office and storage space at the rate of $ 8,880 per month. The lease expires October 31, 2004. The accompanying financial statements include rent expense of $ 98,801, which is net of sub-lessee income of $7,759.

The Company also leases telephone equipment at the rate of $ 4,717 per quarter. The lease expires June 30, 2003. The Company subleases the telephone equipment to other non related tenants in the building, to help recoup part of its operating costs.

Future minimum lease payments for these non cancelable operating leases at December 31, 2001 are as follows:

Year ended December 31,	
2002	$ 126,249
2003	122,720
2004	94,404
	$ 343,373

NOTE 9 – ADDITIONAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 22,107
Income Taxes	$ 0

WINSLOW, EVANS & CROCKER, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED 12-31-01

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying financial statements of Winslow, Evans & Crocker, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 14, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
February 14, 2002

SCHEDULE I
WINSLOW, EVANS & CROCKER, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 305
Commissions payable	91,940
Accounts payable, accrued expenses	105,982
Total aggregate indebtedness	$ 198,227
Net captial:	
Common stock	$ 27,580
Additional paid-in capital	774,706
Retained earnings	(66,782)
	735,504
Subordinated borrowings	100,000
Adjustments to net capital:	
Other assets	(76,830)
Due from related entity	(175,419)
Furniture and equipment, net	(65,012)
Haircuts	(52,081)
Net capital, as defined	$ 466,162
Net capital requirment	$ 100,000
Net capital in excess of requirements	$ 366,162
Ratio of aggregate indebtedness to net capital	42.52%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2001	
Net capital, as reported in the Company's Part II A (unaudited)	
Focus report	$ 466,043
Net audit adjustments	9,108
Increase in non-allowables and haircuts	(8,989)
Net capital per above	$ 466,162

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

WINSLOW, EVANS & CROCKER, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

WINSLOW, EVANS & CROCKER, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2001

The company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

WINSLOW, EVANS & CROCKER, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2001

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Winslow, Evans & Crocker, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liberfarb & Sussman
Norwood, Massachusetts
February 14, 2002